Exhibit 1.2

[CHINA EASTERN AIRLINES CORPORATION LIMTED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2005 annual general meeting (the “AGM”) of [CHINESE CHARACTERS] (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Meeting Centre, Shanghai Home You Hotel ( [CHINESE CHARACTERS] ), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (the “PRC”) at 9:00 a.m. on Wednesday, 28th June, 2006 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2005.

2.	To consider and approve the report of the supervisory committee of the Company for the year 2005.

3.	To consider and approve the audited financial statements and the auditors’ reports for the year 2005.

4.	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s PRC domestic auditors for the financial year ending 31st December, 2006 and the re-appointment of PricewaterhouseCoopers, Certified Public Accountants, as the Company’s international auditors for the financial year ending 31st December, 2006, and to authorise the Board to determine and finalise their remuneration.

5.	To consider and approve other necessary matters, if any.

By order of the Board
CHINA EASTERN AIRLINES
CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date hereof are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
12th May, 2006

Notes:

1.	Persons entitled to attend the AGM

Persons who hold A shares or H shares of the Company and are registered as holders of the Company’s A shares or H shares on the register of members maintained by China Securities Depository and Clearing Corporation Limited, Shanghai Branch and Hong Kong Registrars Limited, respectively, at the close of business on Friday, 26th May, 2006 will be entitled to attend the AGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the AGM

(1)	Holders of the Company’s domestic shares shall deposit documents of certification of their shares and their authorised representatives’ documents of identity with the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (for the attention of the Secretary Office of the Board of Directors) on or before Thursday, 8th June, 2006. In case such holders are represented by authorised representatives, they shall also deliver their powers of attorney and copies of the attorney’s documents of identity to the above place of business of the Company.

(2)	Holders of the Company’s H shares shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business stated above on or before Thursday, 8th June, 2006. If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(3)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the AGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the AGM as evidence of eligibility to attend the meeting.

3. Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the Company’s domestic shareholders, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid. For the Company’s H shareholders, the aforementioned documents must also be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, within the same time limit in order for such documents to be valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

5.	Procedure to demand a poll

Pursuant to Articles 73 to 75 of the Articles of Association of the Company, a poll may (before or after any vote by show of hands) otherwise generally be demanded:

(i)	by the chairman of the meeting;

(ii)	by at least two shareholders entitled to vote present in person or by proxy;

(iii)	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6. Closure of books

The H share register of members of the Company will be closed from Monday, 29th May, 2006 to Tuesday, 27th June, 2006, both days inclusive, during which period no transfer of the Company’s H shares will be effected. Where applicable, shareholders of the Company’s H  shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 26th May, 2006.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Telephone: Fax:	+852 2862 8628 +852 2865 0990

Please also refer to the published version of this announcement in the China Daily.